200 Renaissance Center, Mail Code 482-B08-D76

Detroit, Michigan 48265

(313) 656-6463

January 21, 2010

Mr. Hugh West

Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, Northwest

Washington, D.C. 20549

Dear Mr. West:

This communication is provided in response to your letter dated December 31, 2009, regarding your review of GMAC Inc.’s (“GMAC”, “the Company”, “we”, and “our”) Form 10-K for the Fiscal Year Ended December 31, 2008, filed with the U.S. Securities and Exchange Commission (“SEC”) on February 27, 2009, and Forms 10-Q for the Fiscal Quarters Ended March 31, 2009, June 30, 2009, and September 30, 2009, filed with the SEC on May 11, 2009, August 7, 2009, and November 10, 2009, respectively (File No. 001-03754). Our responses are presented below, following each of the respective comments communicated in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Global Automotive Finance Operations

Allowance for Credit Losses, page 43

1.	Please revise future filings to disclose non-performing assets for Global Automotive Finance in a tabular format similar to the disclosure for Residential Capital on page 61. Show us what your disclosure will look like in your response.

We will revise future filings beginning with our Form 10-K for the Fiscal Year Ended December 31, 2009, to disclose non-performing assets for all of our consumer and commercial finance receivables. Please refer to the examples below for our intended disclosure in our Form 10-K for the Fiscal Year Ended December 31, 2009.

United States Securities and Exchange Commission

Mr. Hugh West

January 21, 2010

Total Nonperforming Assets - On-balance Sheet Consumer and Commercial Finance Receivables and Loans, Foreclosed Properties, and Repossessed Assets (included in Statistical Tables):

December 31, ($ in millions)	2009	2008
Consumer
Domestic
Automobile	$	$
Mortgage
Home equity

Total domestic

Foreign
Automobile
Mortgage
Home equity

Total foreign

Total consumer
Commercial
Domestic
Commercial and industrial
Commercial real estate

Total domestic

Foreign
Commercial and industrial
Commercial real estate

Total foreign

Total commercial

Total nonperforming finance receivables and loans held-for-investment

Foreclosed properties

Repossessed assets

Total nonperforming assets	$	$

Loans held-for-sale	$	$

Total Held-for-investment Consumer Finance Receivables and Loans (by type):

The following table includes total consumer finance receivables and loans reported at gross carrying value.

December 31, ($ in millions)	Outstanding		Nonperforming		Accruing past due 90 days or more
	2009	2008	2009	2008	2009	2008
Domestic	$	$	$	$	$	$
Automobile
Mortgage
Home equity

Total domestic
Foreign
Automobile
Mortgage
Home equity

Total foreign

Total consumer credit portfolio	$	$	$	$	$	$

Total Held-for-investment Commercial Finance Receivables and Loans (by type):

United States Securities and Exchange Commission

Mr. Hugh West

January 21, 2010

The following table includes total commercial finance receivables and loans reported at gross carrying value.

December 31, ($ in millions)	Outstanding		Nonperforming		Accruing past due 90 days or more
	2009	2008	2009	2008	2009	2008
Domestic
Commercial and industrial	$	$	$	$	$	$
Commercial real estate

Total domestic
Foreign
Commercial and industrial
Commercial real estate

Total foreign

Total commercial credit portfolio	$	$	$	$	$	$

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Note 8. Investment in Operating Leases, page 138

2.	We note your disclosure that you include estimates of projected recoveries from GM relative to residual support and risk-sharing agreements in your residual value projections. Please tell us, and consider disclosing in future filings, the following concerning these projected recoveries:

•	Tell us your historical collection results concerning recoveries from GM related to the residual support and risk-sharing agreements;

•	Provide us with a historical rollforward of the allowance for recoveries from GM related to the residual support and risk-sharing agreements, if applicable; and

•	Tell us if you experienced an interruption in recoveries from GM related to their bankruptcy concerning residual support and risk-sharing agreements.

We have historically collected all amounts under our residual support and risk-sharing arrangements with GM on a timely basis and in accordance with the applicable agreements in all material respects. We did not experience an interruption in recoveries from GM as a result of their bankruptcy. As disclosed on page 9 under “General Motors Emergence from Bankruptcy Protection” in Note 1 to our Form 10-Q for the Quarter Ended June 30, 2009:

“On July 10, 2009, General Motors Company completed the acquisition of substantially all of the assets of Motor Liquidation Company (formerly known as General Motors Corporation) and certain of its direct and indirect subsidiaries (collectively, the Sellers). The sale was consummated in connection with the Sellers’ filing of voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the Bankruptcy Code) in the United States Bankruptcy Court for the Southern District of New York (the Bankruptcy Court), and was completed pursuant to Section 363(b) of the Bankruptcy Code and the Bankruptcy Court’s sale order dated July 5, 2009. We were notified that all material contracts that GM had with GMAC were transferred to the new GM entity including all of GM’s corresponding pre- and post-petition liabilities and payment obligations.”

Additionally, as disclosed on page 39 in Note 15 to our Form 10-Q for the Quarter Ended September 30, 2009, and on page 41 in Note 14 to our Form 10-Q for the Quarter Ended June 30, 2009:

United States Securities and Exchange Commission

Mr. Hugh West

January 21, 2010

“As of September 30, 2009 (June 30, 2009), we have not established a loss allowance relative to our credit exposure to GM. All material contracts that GM had with GMAC were transferred to the new GM entity including all of GM’s corresponding pre- and post-bankruptcy petition liabilities and payment obligations.”

As we have collected all amounts in accordance with the residual support and risk-sharing arrangements with GM without interruption and in all material respects, and as all material contracts with GM were transferred, we concluded that an allowance for recoveries for GM was not required. Accordingly, we believe the request for a historical rollforward of this allowance is not applicable. We will continue to monitor our exposure to GM and disclose significant developments in future filings as necessary.

Note 20. Related Party Transactions, page 159

3.	We note your disclosure that bankruptcy by GM would trigger an early amortization with respect to dealer floor plan securitizations. Further, we note your disclosure that your credit exposure to GM is significant and bankruptcy by GM could affect payment on unsecured exposures. Please tell us, and disclose in future filings, how GM’s bankruptcy impacted these issues, and any others of significance.

Please refer to our response to 2. above. There were no material losses associated with our credit exposure to GM as a result of its filing and subsequent emergence from bankruptcy protection. Accordingly, we did not establish a loss allowance relative to our credit exposure to GM.

The GM bankruptcy did not have a material impact on our dealer floor plan securitizations. The filing did trigger an early amortization with respect to one of our dealer floor plan securitizations, which resulted in a reduction of available funding of approximately $3 billion and separately accelerated the cash payments of another dealer floor plan securitization that was already in wind-down. However, we had other facilities in place to bridge this reduction in funding. Neither instance resulted in an increase in losses or materially impacted cash flows.

We will continue to monitor our exposure to GM and disclose significant developments in future filings as necessary.

10-Q for the Period Ended September 30, 2009

Item 1. Financial Statements

Consolidated Financial Statements

Note 1. Description of Business, Basis of Preparation, and Changes in Significant Accounting Policies, page 7

4.	We note your Consolidated Statement of Income is not presented in accordance with Article 9 of Regulation S-X. Further, we note your disclosure that you are in the process of modifying information systems to address Article 9 guidelines. Please tell us the following concerning this process:

•	Tell us specifically which Article 9 guidelines your most recent financial statements do not comply with; and

United States Securities and Exchange Commission

Mr. Hugh West

January 21, 2010

•	Provide a timeline for your modification of information systems and the period in which your Consolidated Statement of Income will conform with the specifications in Article 9.

As stated in our disclosures throughout our 2009 Form 10-Q filings, we have been actively modifying our information systems to more fully comply with Article 9 of Regulation S-X since receiving bank holding company approval on December 24, 2008. We believe our financial statements that will be included in our Form 10-K for the Fiscal Year Ended December 31, 2009, will fully comply with Article 9 of Regulation S-X. Remaining changes to comply with Article 9 of Regulation S-X that will be made to these financial statements from those presented with the most recent financial statements included in our Form 10-Q for the Fiscal Quarter Ended September 30, 2009, will include the following:

Balance Sheet:

•	Cash and cash equivalents – separate line items on the face of the balance sheet distinguishing between interest bearing and noninterest bearing amounts as required by Reg. § 210.9-03 para. 1. and 2.

•	Deposit liabilities – separate line items on the face of the balance sheet distinguishing between interest bearing and noninterest bearing as required by Reg. § 210.9-03 para. 12.

•

Debt – presentation of debt on the face of the balance sheet will be for short-term borrowings and long-term debt as required by § 210.9-03 para. 13. and 16.; previous disclosure was presented as unsecured and secured on the face of the balance sheet with short-term borrowings and long-term debt disclosed as part of debt footnote disclosure (refer to Note 10. Debt, on page 23 of our Form 10-Q for the Fiscal Quarter Ended September 30, 2009).

Statement of Income:

•

Trading account interest – separate line item distinguishing between interest on trading securities and other investment securities as required by Reg. § 210.9-04 para. 2. and 3.; previous disclosure combined all amounts.

As described in our previous response to you dated August 20, 2008, in response to your letter dated August 7, 2008, we explained our decision for certain geographical presentation changes made to our Form 10-K for the Fiscal Year Ended December 31, 2007. As management views depreciation expense on operating leases as an integral expense that affects the margin we earn on our leases, similar to the margin earned on other earning assets such as loans, we concluded that presenting operating lease revenue as a component of “Total financing revenue” and depreciation expense on operating leases as a component of “Net financing revenue (loss)” is the most useful presentation for the primary users of our financial statements.

In comparison to other bank holding companies, GMAC is unique due to our large operating lease portfolio and the size of the portfolio relative to our business. As such, we believe our presentation of “Total financing revenue and other interest income” subtotal, which includes operating lease revenue, and “Net financing revenue” margin subtotal, which includes related depreciation expense, are analogous to the “Total interest income” and “Net interest income” subtotals required by 210.9-04 para. 5. and 10.

In summary, we believe that our financial statements, after consideration of the changes described above, provides a presentation that is in accordance with Article 9 of Regulation S-X, is most useful to the primary users of our financial statements, and reflects how our executive leadership manages the business.

United States Securities and Exchange Commission

Mr. Hugh West

January 21, 2010

Note 6. Finance Receivables and Loans, Net of Unearned Income and Loans Held-for-Sale, page 15

5.	Please revise future filings to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with SFAS 114 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses. Refer to paragraph 20a of SFAS 114 (ASC 310-10-50-15). Show us what your disclosure will look like in your response.

We have previously included the disclosures required by paragraph 20a of SFAS 114 (ASC 310-10-50-15) in our Form 10-K (refer to page 132 of Note 6. Finance Receivables and Loans, and Loans Held-for-sale). We will include these disclosures in future quarterly filings. Refer to the examples below for our intended disclosure in the Form 10-K for the Year Ended December 31, 2009.

December 31, ($ in millions)	2009			2008
	Consumer	Commercial	Total	Consumer	Commercial	Total
Impaired finance receivables and loans
With an allowance
Without an allowance

Total impaired loans

Allowance for impaired loans

Year ended December 31, ($ in millions)	2009			2008			2007
	Consumer	Commercial	Total	Consumer	Commercial	Total	Consumer	Commercial	Total
Average balance of impaired loans during the year
Interest income recognized on impaired loans during the year

*********************

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Mr. Hugh West

January 21, 2010

I hope this letter addresses points raised in your comment letter, if you have any questions or would like to discuss this further please contact David DeBrunner at 313-656-6463.

Sincerely,

/s/ Robert S. Hull
Robert S. Hull
Executive Vice President and Chief Financial Officer
GMAC Inc.

Cc:	Dave Irving, Staff Accountant, United States Securities and Exchange Commission
David DeBrunner, Controller and Chief Accounting Officer, GMAC Inc.
Chris Weiss, Executive Director SEC Reporting, GMAC Inc.